EXHIBIT 11

NATIONAL WESTERN LIFE INSURANCE COMPANY AND SUBSIDIARIES
COMPUTATION OF EARNINGS PER SHARE
For the Three Months Ended March 31, 2001 and 2000

(Unaudited)
(In thousands, except per share data)
	2001	2000

Numerator for basic and diluted earnings per share:
Earnings available to common stockholders
before and after assumed conversions:
Earnings before cumulative effect of change in accounting principle	$8,966	12,333
Cumulative effect of change in accounting for equity-indexed annuities	2,134	-

Net earnings	$11,100	12,333

Denominator:
Basic earnings per share -
weighted-average shares	3,507	3,501

Effect of dilutive stock options	29	17

Diluted earnings per share -
adjusted weighted-average
shares for assumed conversions	3,536	3,518

Basic earnings per share:
Earnings before cumulative effect of change in accounting principle	$2.56	3.52
Cumulative effect of change in accounting for equity-indexed annuities	0.61	-

Net earnings	$3.17	3.52

Diluted earnings per share:
Earnings before cumulative effect of change in accounting principle	$2.54	3.51
Cumulative effect of change in accounting for equity-indexed annuities	0.60	-

Net earnings	$3.14	3.51